May 31, 2006

Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:                               CNH Wholesale Receivables LLC
Filed April 24, 2006
File No: 333-133489

Dear Ms. Bancroft:

In this letter, CNH Wholesale Receivables LLC (the “Registrant”) responds to the Commission staff’s comment letter dated May 19, 2006 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 24, 2006.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the form of prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

General

1.                                       Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Registrant and CNH Wholesale Master Note Trust have been timely with Exchange Act reporting during the past twelve months. CNH Wholesale Master Note Trust, CIK 0001276843, is the only issuing entity previously established by the Registrant or any affiliate of the Registrant that has offered a class of asset backed securities involving the same asset class.

2.                                       Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that we plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement, prior to or at the time of each takedown, or that all material terms will have already been disclosed in the 424.

3.                                       Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.                                       Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.                                       Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response

We have added a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB under the heading “Affiliations Among Transaction Parties” on page 56 of the base prospectus and under the heading “Certain Relationships and Related Transactions” on page S-29 of the form of prospectus supplement.

6.                                       Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Response

We have added a section captioned “Legal Proceedings” to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees issuing entity or other transaction parties that would be material to investors, if applicable, on page S-29 of the form of prospectus supplement.

7.                                       We note you have provided an undertaking related to providing static pool information through a website pursuant to Item 1105 of Regulation AB. In an appropriate section of the base prospectus, please disclose your intention to provide such information through a website and disclose the specific website address in the prospectus supplement. Refer to Rule 312 of Regulation S-T.

Response

We have deleted the undertaking to provide static pool information through a website pursuant to Item 1105 of Regulation AB.

We do not believe that static pool information (including information regarding delinquencies, cumulative losses, prepayments, payment rates, yield and standardized credit scores or other applicable measure of obligor credit quality in separate increments based on date of origination of the pool assets) would provide material information to investors in making their investment decision. We believe that any such static pool information would not provide any incremental material information that is not already disclosed under “The Receivables Performance History” in the form of prospectus supplement.

The securitized receivables consist of floorplan financing arrangements with dealers engaged in the business of selling and servicing agricultural equipment and construction equipment. Each of these industries is characterized by tremendous brand equity and brand loyalty between the end user and the dealer as well as between the dealer and the manufacturer. Moreover, the highly specialized nature of the agricultural and construction equipment markets creates a barrier to entry that mitigates the inflow of new entrants into the dealer market. As a result, relationships between the dealer and the manufacturer (as well as the captive finance arm of the manufacturer) have been developed over multiple generations with a high degree of stability and a consistent portfolio mix.

The securitized accounts being financed through the trust reflect the aforementioned trends. Approximately 95% of the accounts currently being financed through the trust have had financing relationships with CNH Capital for five (5) years or greater, and the average account age of the relationships is in excess of 20 years. Given this fact, and given the revolving nature of the receivables, we do not believe that static pool performance data would provide incremental material information to investors.

Registration Statement Cover Page

8.                                       We note from your fee table that you are registering Asset Backed Certificates, however, your base prospectus is limited to the issuances of notes. Please revise your fee table and/or base prospectus, as appropriate or advise.

Response

The fee table has been revised to remove the reference to Asset Backed Certificates.

Prospectus Supplement

Summary of Terms, page S-1

9.                                       Identify the distribution frequency on the securities. Refer to Item 1103(a)(3)(v) of Regulation AB.

Response

Disclosure regarding the distribution frequency of the securities has been added under the heading “Application of Series 200[ ]-[ ] Interest Collections” on page S-4 of the form of prospectus supplement.

Other Series of Notes, page S-3

10.                                 Please revise to specify if security holder approval is necessary for additional issuances and if holders will receive notices of such issuances. Refer to Item 1103(a)(4) of Regulation AB.

Response

The form of prospectus supplement has been revised as requested under the heading “Other Series of Notes” on page S-3.

Credit Enhancement, page S-6

11.                                 Please provide bracketed disclosure to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement. Refer to Item 1103(a)(3)(ix). We note your disclosure beginning on page 89 of the base prospectus.

Response

The form of prospectus supplement has been revised on page S-13 as requested to provide bracketed disclosure to indicate that we will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement.

12.                                 Furthermore, in an appropriate section in the prospectus supplement, please provide form of disclosure in brackets to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Response

The form of prospectus supplement has been revised on page S-13 as requested to provide bracketed disclosure to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more.

13.                                 Please also provide form of disclosure in brackets to indicate that you will provide all of the information as outlined in Item 1115 of Regulation AB including the significance percentage and financial information, as applicable.

Response

The form of prospectus supplement has been revised on page S-13 as requested to provide bracketed disclosure to indicate that all of the information as outlined in Item 1115 of Regulation AB including the significance percentage and financial information, as applicable, will be provided.

[Pre-funding], page S-7

14.                                 We note your disclosure here and on page S-28. Please disclose that the duration of the prefunding period will not extend for more than one year from the date of issuance. Refer to Item 1101(c)(3)(ii) of Regulation AB. Please add disclosure regarding the pre-funding period in the base prospectus.

Response

We have revised the disclosure under the heading “[Prefunding]” in the summary on page S-7 of the form of prospectus supplement to disclose that the duration of the prefunding period will not extend for more than one year from the date of issuance. We have added disclosure regarding the pre-funding period under the heading “Prefunding Period” starting on page 71 in the base prospectus.

15.                                 Please also revise to indicate the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account and confirm that the prefunding amount will not be more than 50% of the aggregate principal balance of the total asset pool. Refer to Items 1103(a)(5)(iv) and 1101(c)(3)(ii)(A) of Regulation AB.

Response

We have revised the disclosure as requested under the heading “[Prefunding] on page S-7 of the summary to indicate the percentage of the series of the asset backed securities represented by the prefunding account, as well as the percentage of the asset pool. We confirm that the prefunding amount for any series will not be more than 50% of the aggregate principal balance of the total asset pool, and under the heading “[Prefunding]” on page S-7, we have disclosed that the prefunding amount will not be more than 50% of the aggregate principal balance of the total asset pool.

The Receivables’ Performance History, page S-14
Aging Experience, page S-15

16.                                 Please revise to clarify whether you intend to disclose here statistics regarding the age of the pool assets pursuant to Item 1111(b)(5), or whether you intend to present delinquency information pursuant to Item 1111(c) of Regulation AB. Furthermore, please note that at a minimum delinquency information should be presented through charge-off by number of accounts and by dollar amounts. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b. of Item 1101(c).

Response

The table previously labeled “Age Distribution for the Trust’s Portfolio Accounts” has been relabeled “Delinquency Experience for the Trust’s Portfolio Accounts” and is intended to provide historical delinquency experience for the trust portfolio as contemplated by the first paragraph of Item 1111 of Regulation AB. We believe the historical information presented in these tables is appropriate to allow material evaluation of the pool data as contemplated by the first paragraph of Item 1111.

In addition, on page S-9 we have added two tables titled “Aging Status Distribution by Principal Receivables Balance” and “Aging Status Distribution by Number of Accounts,” which in accordance with Item 1111(c) will present an aging distribution of the asset pool, based both on principal receivables balance and number of accounts, in 30 day increments through charge-off.

17.                                 Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction 5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

Response

We confirm that delinquent assets will be limited to less than 20% of the asset pool as of the date as of which delinquency and loss information is presented in the prospectus for any takedown.

The Receivables Pool, page S-16
General

18.                                 If applicable, please provide bracketed disclosure to indicate that you will provide information regarding significant obligors. Refer to Item 1112 and 1101(k) of Regulation AB.

Response

We have added bracketed disclosure on page S-13 of the form of prospectus supplement to indicate that we will provide information regarding significant obligors, if applicable.

Geographic Distribution, page S-16

19.                                 Please confirm that you will disclose states in which 10% or more of the pool assets are located. Refer to Item 1111(b)(14) of Regulation AB.

Response

We confirm that we will disclose states in which 10% or more of the pool assets are located. The disclosure under the heading “Geographic Distribution” on page S-7 of the form of prospectus supplement has been revised accordingly.

Base Prospectus
Important Notice about Information Presented in the Prospectus, page ii

20.                                 We note your disclosure that the terms of your securities in the prospectus and prospectus supplement may vary. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

The requested revisions have been made on page ii of the base prospectus.

The Dealer Floorplan Financing Business, page 17
Credit Underwriting Process, page 19

21.                                 Please confirm that you will disclose any material changes to your underwriting criteria on Form 10-D. Refer to Item 1121(a)(14) of Regulation AB.

Response

We confirm that we will disclose any material changes to our underwriting criteria on Form 10-D.

Defaulted Receivables and Recoveries; Dilutions, page 39

22.                                 We note in your third paragraph that the servicer will charge-off receivables as uncollectible in accordance with the servicer’s policies. Please revise to disclose the servicer’s policies. Refer to Item 1100(b)(5) of Regulation AB.

Response

We have revised the base prospectus as requested starting on page 39 to provide a more detailed description of the servicer’s policies generally and the charge-off policies in particular.

Evidence as to Servicer’s Compliance, page 48

23.                                 We note your disclosure that the transfer and servicing agreement provides that compliance reports will be provided on or before April 30 of each calendar year. However, we also note your disclosure on page 26 that your fiscal year ends on December 31. Please revise your agreements and disclosure to accurately reflect the reporting requirements of Securities Exchange Act Rule 15d-18.

Response

We have revised the base prospectus as requested on page 50 to clarify that the compliance reports need be delivered by March 30 of each calendar year. We also direct your attention to Exhibit 99(b) to Amendment No. 1 which contains the form of the amendment to the transfer and servicing agreement that will require that the compliance reports be delivered by March 30 of each calendar year, which will be executed in connection with the first takedown from this shelf.

Description of the Notes, page 65

24.                                 In the fifth paragraph, please delete “or other agreement” and revise to list other types of derivative agreements you contemplate. Also, tell us how the other types of derivatives will meet the definition of an asset-backed security.

Response

We have deleted “or other agreement” from the disclosure on page 69 of the base prospectus.

Interest, page 66

25.                                 We note that each note will bear interest at either a fixed or floating rate, which will be specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Response:

We confirm that any interest rate index will be one used in debt transactions and in no event will be a stock or commodity index. The disclosure on page 70 of the base prospectus has been revised accordingly.

Indexed Notes, page 68

26.                                 We also note your disclosure on page 68 that the principal amount payable at the scheduled final payment date would be determined by an index that may be related to a commodity, stock or “another objective price or economic measure described in the prospectus supplement.” Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in Regulation AB adopting release (SEC Release No. 33-8518). Please revise to delete these phrases.

Response

We have deleted the disclosure regarding indexed notes on page 73 of the base prospectus.

27.                                 Also, please explain to us why the principal amount payable at the final payment date could be tied to a rate of currency exchange and the security meet the definition of asset-backed security.

Response

We have deleted the disclosure regarding indexed notes on page 73 of the base prospectus.

Paired Series, page 67

28.                                 Please expand your description of “Excluded Series” and “Paired Series” to better explain how this structure would affect the interest of each respective noteholder. Also, please tell us supplementally the reasons why you are utilizing this structure and the mechanics of how it will work. We may have further comment upon reviewing your response.

Response

The issuance of an Excluded Series does not affect the previously issued series, so we don’t think any additional disclosure is needed with respect to the effect of this feature on the previously issued series (i.e. the “Paired Series”).

We have expanded our description of “Excluded Series” to better explain how this structure would affect the interest of a noteholder of the Excluded Series on page 72 of the base prospectus.

The reason we may use this pairing feature is to replace funding for the receivables during a period in which an outstanding series is being paid off (or funds are being accumulated for this purpose). The amount of principal receivables the trust is required to hold at any time (called the Required Pool Balance, as described on page 66 of the base prospectus) is generally the sum for all series (other than any Excluded Series) of a specified percentage of the initial outstanding principal amount of the notes, plus a required subordinated amount. Therefore, as a series is amortizing, the amount of receivables that the issuing entity is required to hold in respect of that series does not decrease by an amount corresponding to the repayment of principal on the amortizing series. As a result, without the use of the “Excluded Series” feature, funding for an amortizing series could not be replaced until the amortizing series was fully paid off. However, in the case of an Excluded Series, the Excluded Series is not taken into account in calculating the Required Pool Balance and an Excluded Series may therefore be issued prior to the payment in full of the amortizing series. Prefunding is generally used in connection with an Excluded Series as described under “Description of the Notes—Prefunding Period” and “—Paired Series”), so that at any time the Excluded Series is fully supported by a combination of cash and receivables. As the amortizing series is paid off, cash in the prefunding account is released in a corresponding amount. The Excluded Series is not entitled to an allocation of principal collections until the Paired Series is paid in full, therefore the issuance of the Excluded Series is not expected to a have an adverse effect on the Paired Series.

Final Payment of Principal, page 87

29.                                 Please revise to expand your disclosure of a “clean-up call.” Please note that all structural features must be described in the base prospectus. We note your disclosure on page S-29 of the base prospectus.

Response

We have revised the base prospectus as requested starting on page 92 to expand the disclosure of “clean-up calls” and to fully describe all of the structural features in the base prospectus.

Limited Subordination of Transferor’s Interest; Enhancements, page 89
Enhancements, page 89

30.                                 In the sixth bullet point, please delete “or other interest protection agreements” and revise to list other types of derivative agreements you contemplate. Furthermore, we note your disclosure on page 91 under “Derivative Agreement” that derivative agreements “may be a currency, interest rate or other swap.” Please revise to clarify that the derivative product agreements will be limited to interest rate and currency swaps or tell us how the other products will meet the definition of asset-backed security.

Response

We have deleted “or other interest protection agreements” from page 94 of the base prospectus. We have also deleted the reference to swaps other than interest rate and currency swaps from page 96 of the base prospectus.

Where You Can Find More Information, page 103

31.                                 Please also include a reference to the Form 10-Ds you will be filing.

Response

We have revised the base prospectus as requested on page 109 to include a reference to the Form 10-Ds that we will be filing.

Annex A

32.                                 We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response

We have revised the base prospectus as requested on page 80 to incorporate Annex A into the base prospectus.

Part II
Item 16. Exhibits

33.                                 We note that you have incorporated your tax and legal opinions from another filing. Please note that tax and legal opinions will need to be filed prior to effectiveness. Please refer to footnote 133 of the Regulation AB adopting release.

Response

Tax and legal opinions are filed as exhibits 5.1 and 8.1 to Amendment No.1.

34.                                 It appears that the transfer and servicing agreement and administration agreement that you have you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB. Please also file your updated subservicing agreement with NH Credit that you describe on page 34 of the base prospectus.

Response

Forms of amendments to each of the transfer and servicing agreement, the administration agreement and the subservicing agreement with NH Credit are filed herewith. The referenced subservicing agreement with NH Credit has been incorporated by reference into the filing as shown on the exhibit index.

Item 17. Undertakings

35.                                 Please revise to provide updated undertakings as required by Items 512(a) and (i) of Regulation S-K.

Response

Item 17 has been revised to provide updated undertakings as required by Items 512(a) and (i) of Regulation S-K.

Signature Page

36.                                 Please revise the signature page. The registration statement should be signed by the depositor, the depositor’s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Response

The signature page has been revised according to this comment.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie Gillespie

Julie Gillespie